

August 22, 2013

<u>Via E-mail</u>
Michael J. Ulrich
Vice President
Pacific Coast Oil Trust
c/o The Bank of New York Mellon Trust Company, N.A.
919 Congress Avenue
Suite 500
Austin, TX 78701

    Re: **Pacific Coast Oil Trust**
           Form 10-K for Fiscal Year Ended December 31, 2012
           Filed March 29, 2013
           File No. 1-35532

Dear Mr. Ulrich:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ A.N. Parker *for*

           H. Roger Schwall
           Assistant Director

cc: Mr. Sean T. Wheeler